FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May 2017

Commission File Number: 001-02413

Canadian National Railway Company

(Translation of registrant’s name into English)

935 de la Gauchetiere Street West

Montreal, Quebec
Canada H3B 2M9

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

Canadian National Railway Company

Item
1.	Share Purchase Program

Item 1

	Affaires juridiques	Law

Cristina Circelli
	Secrétaire générale déléguée et	Deputy Corporate Secretary and
	Avocate générale	General Counsel

www.cn.ca	935, rue de La Gauchetière Ouest	935 de La Gauchetiere Street West
	16[e] étage	16th Floor
	Montréal (Québec) H3B 2M9	Montreal, Quebec, H3B 2M9
	Canada	Canada
	T 514-399-4135	T 514-399-4135
	Tc 514-399-5744	F 514-399-5744
	C cristina.circelli@cn.ca	E cristina.circelli@cn.ca

May 2, 2017

Ontario Securities Commission

20 Queen Street West, 22nd Floor

Toronto, ON   M5H 3S8

On April 28, 2017, Canadian National Railway Company (“CN”) completed its purchase of a total of 1,800,000 Common Shares from an arm’s length third party seller shareholder through private agreement for an aggregate purchase price of C$171,983,330.79. The purchased shares will be cancelled and will be included in computing the number of Common Shares purchased by CN under its current Normal Course Issuer Bid.

Yours truly,

“Cristina Circelli”

Cristina Circelli

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Canadian National Railway Company

Date: May 2, 2017	By:	/s/ Cristina Circelli
		Name:	Cristina Circelli
		Title:	Deputy Corporate Secretary and General Counsel